FIDELITY UNION STREET TRUST
(the "Trust")
SPECIAL MEETING OF SHAREHOLDERS
May 19, 1999
 Pursuant to notice duly given, a Special Meeting of Shareholders of FIDELITY UNION STREET TRUST
Spartan Ginnie Mae Fund
(the "Fund")
was held on May 19, 1999 at 10:00 a.m. at the principal office of Fidelity Union Street Trust 82 Devonshire Street, Boston, Massachusetts.
 Mr. Rich Silver acted as Chairman in the absence of Mr. Edward C. Johnson 3d and Ms. Kathleen Miskiewicz, Assistant General Counsel, acting as Secretary Pro Tempore, recorded the minutes. Mr. Gerald C. McDonough, an Independent Trustee of the Trust, and Mr. Eric Roiter, General Counsel of FMR, were appointed to act as proxy agents for all shareholders who had properly returned their proxy cards.
 Mr. Silver noted that the Trust has shareholder voting rights based on the proportionate value of a shareholder's investment.
Accordingly, each shareholder is entitled to one vote for each dollar of net asset value held on the record date for the meeting.
 Ms. Miskiewicz reported that proxies representing 58.152% of the outstanding voting securities of the Fund has been received. Mr. Silver announced that a quorum was present and called the meeting of the shareholders of the Fund to order.
 Mr. Silver stated that the Secretary had presented him with the following documents relating to the meeting:
 Notice of Meeting dated March 22, 1999
 Proxy Statement dated March 22, 1999
 Form of Proxy
Affidavit attesting to the mailing of these documents to the record shareholders entitled to vote at this meeting
 He indicated that a list of shareholders entitled to vote at this meeting would be made available for viewing upon request.
 Mr. Silver recommended that the reading of the Notice of Meeting be waived. There was no objection to the recommendation.
 Mr. Silver stated that the first and only item of business, as stated in the Notice of Meeting and described in the accompanying Proxy Statement, was to approve a plan of reorganization between Spartan Ginnie Mae Fund and Fidelity Income Fund: Fidelity Ginnie Mae Fund, providing for the transfer of all assets of Spartan Ginnie Mae Fund to Fidelity Ginnie Mae Fund in exchange solely for shares of beneficial interest in Fidelity Ginnie Mae Fund and the assumption by Fidelity Ginnie Mae Fund of Spartan Ginnie Mae Fund's liabilities, followed by the distribution of Fidelity Ginnie Mae Fund shares to shareholders of Spartan Ginnie Mae Fund in liquidation of Spartan Ginnie Mae Fund.
Ms. Miskiewicz reported that the proposal to approve the agreement and plan of Reorganization for the Fund, as set forth in the Proxy Statement, received 311,427,589.64 affirmative votes or 84.365% of the votes cast at the meeting. Whereupon, it was
VOTED: That the Agreement and Plan of Reorganization between Spartan Ginnie Mae Fund and Fidelity Ginnie Mae Fund, as set forth in the Proxy Statement dated March 22, 1999, be, and it hereby is, approved.
 There being no further business to come before the meeting, upon motion duly made and seconded, it was
VOTED: To Adjourn.
ADJOURNED.
A TRUE RECORD.
 ATTEST:  /s/Kathleen Miskiewicz
   Kathleen Miskiewicz
   Secretary Pro Tempore